Request for Acceleration of Effective Date of

Registration Statement of

Oppenheimer Global Multi-Asset Growth Fund

Pursuant to Rule 461 under the Securities Act of 1933, as amended

VIA EDGAR

August 18, 2015

Securities and Exchange Commission

100 F Street, NE

Washington, DC, 20549

Re:	Oppenheimer Global Multi-Asset Growth Fund
Registration Statement on Form N-1A
File Nos. 333-203796 and 811-23052

To the Securities and Exchange Commission:

Pursuant to a phone discussion had with Mr. Jay Williamson earlier today, Oppenheimer Global Multi-Asset Growth Fund (“Registrant”) and OppenheimerFunds Distributor, Inc., as general distributor of the Registrant’s shares, hereby respectfully request the acceleration of the Registrant’s above-referenced Registration Statement on Form N-1A to Wednesday, August 19, 2015, at or before 5 p.m. EST, or as soon as possible thereafter.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Oppenheimer Global Multi-Asset Growth Fund

By:	/s/ Arthur S. Gabinet
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Arthur S. Gabinet, Secretary and Chief
Legal Officer

OppenheimerFunds Distributor, Inc.

By:	/s/ Janette Aprilante
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Janette Aprilante, Secretary